April 12, 2019

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Attn: Edward P. Bartz, Senior Counsel

Re:	Tortoise Tax-Advantaged Social Infrastructure Fund, Inc.;

Preliminary Proxy Statement on Form PRE14A, File No. 811-23318

Dear Mr. Bartz:

On behalf of Tortoise Tax-Advantaged Social Infrastructure Fund, Inc. (the “Registrant”), we are providing the following responses to comments received by telephone from the staff of the Securities and Exchange Commission (the “Commission”) on April 8, 2019, relating to the preliminary proxy statement filed with the Commission on Form PRE14A on April 1, 2019. All capitalized terms used but not defined in this letter have the meanings given to them in the preliminary proxy statement.

1.

Please revise the proposed fundamental investment restriction to clarify that the Registrant will concentrate in securities of issuers in the education industry and will also concentrate in securities of issuers in the healthcare industry.

The Registrant has revised the proposed fundamental investment restriction as follows:

The Company may not concentrate (invest 25% or more of our total assets) our investments in any particular industry or group of industries (securities issued or guaranteed by the U.S. government or its agencies or instrumentalities and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry), except that the Company will concentrate ~~its total assets~~ in securities of issuers in the education industry and will also concentrate in securities of issuers in the healthcare industry.

2.	Please revise the description of the healthcare industry and education industry to more narrowly describe the relationship of the securities in each industry.

The Registrant has revised the disclosure as follows:

For purposes of the above restriction, the education industry is comprised of securities issued ~~in connection with~~ for the construction, improvement, maintenance or acquisition of PreK-12 (including traditional district public schools, charter public schools, private schools, religiously affiliated schools, early education schools, special needs schools, and student housing), post-secondary (public colleges and universities, job training institutions, vocational and technical schools), community/junior colleges, small private colleges and universities, and/or student housing associated with any PreK-12 or post-secondary. The healthcare industry is comprised of securities issued ~~in connection with~~ for the construction, improvement, maintenance or acquisition of senior care and housing, hospitals/medical care providers (including rehab, psychiatric, substance-abuse, and behavioral healthcare) and long-term care facilities (including the entire continuum from independent living to assisted living to skilled nursing, palliative care and hospice).

Please call me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ RAJIB CHANDA